FORM 51-102F3

Material Change Report

Item 1:	Name and Address of Company

Pacific North West Capital Corp. (the "Company") 2303 West 41st Avenue Vancouver, BC, V6M 2A3

Item 2:	Date of Material Change:

August 8, 2011

Item 3:	News Release:

News release dated & issued on August 8, 2011 was disseminated through Canada News Wire.

Item 4:	Summary of Material Change:

Pacific North West Capital Corp. (“PFN”) (TSX: PFN; OTCBB: PAWEF; Frankfurt: P7J.F) announced announces that, subject to regulatory and shareholder approvals, it has entered into a letter agreement (“LA”) with Next Gen Metals Inc. (“Next Gen”) (TSX.V:N) whereby Next Gen has been granted an option (“Option”) to acquire the Company’s 60% earn-in option interest (“Option Interest”) in the Destiny Gold Project located in Abitibi-Témiscamingue region of Québec, which Option Interest has been granted to the Company pursuant to an agreement with Alto Ventures Ltd. (“Alto”)(TSX.V:ATV).

Item 5:	Full Description of Material Change:

Pacific North West Capital Corp. (“PFN” or “the Company”) (TSX:PFN; OTCQX:PAWEF; FSE:P7J) announces that, subject to regulatory and shareholder approvals, it has entered into a letter agreement (“LA”) with Next Gen Metals Inc. (“Next Gen”) (TSX.V:N) whereby Next Gen has been granted an option (“Option”) to acquire the Company’s 60% earn-in option interest (“Option Interest”) in the Destiny Gold Project located in Abitibi-Témiscamingue region of Québec, which Option Interest has been granted to the Company pursuant to an agreement with Alto Ventures Ltd. (“Alto”)(TSX.V:ATV).

Under the terms of the LA, PFN will grant to Next Gen an irrevocable right and option to acquire PFN’s right, title and interest in and to the Option Interest in the Destiny Gold Project, for an aggregate purchase price of: (i) a total of $675,000 in cash; (ii) 15,000,000 Next Gen common shares; and (iii) 4,000,000 Next Gen share purchase warrants (“Warrants”) exercisable into 4,000,000 common shares of Next Gen at varying prices for four years from their date of issuance, all of which is due as follows:

Cash:  Next Gen paid to PFN $50,000 on signing the LA and will make the balance of the cash payments to PFN in tranches of: (i) $75,000 on or before the first anniversary of the LA; (ii) $200,000 on or before the second anniversary of the LA; and (iii) $350,000 on or before the third anniversary of the LA.

Next Gen Shares:  The 15,000,000 common shares of Next Gen will be issued as fully paid and non-assessable common shares, in tranches, as to: (i) 4,550,000 common shares upon Next Gen’s delivery to PFN of a notice of commencement of the Option no later than November 15, 2011; (ii) 5,225,000 common shares on or before the first anniversary of the LA; and (iii) 5,225,000 common shares on or before the second anniversary of the LA.

Warrants:  The 4,000,000 Next Gen Warrants shall be issued to PFN upon Next Gen’s delivery to PFN of a notice of commencement of the Option no later than November 15, 2011. The Warrants are exercisable as follows:  (i) 1,000,000 Warrants are exercisable at $0.25 per share; (ii) 1,000,000 Warrants are exercisable at $0.30 per share; (iii) 1,000,000 Warrants are exercisable at $0.35 per share; and (iv) 1,000,000 Warrants are exercisable at $0.50 per share.

In addition to the cash, Next Gen Shares and Warrants payable by Next Gen, Next Gen shall also be responsible for all remaining cash payments and exploration expenditures due to be paid or incurred, as the case may be, under PFN’s agreement with Alto, along with any costs and expenditures associated with any resultant joint venture that arises between Next Gen and Alto.  PFN will continue to be responsible for issuances of common shares to Alto under its agreement with Alto until the date of exercise of the option and the transfer and registration of the option interest from PFN to Next Gen in accordance with the terms of the LA.

The Option is subject to expiration, if not exercised on or before November 15, 2011, and to termination upon the occurrence of certain events of default by Next Gen or by PFN in the sole discretion of the non-defaulting party, as set out in the LA. Events of default include failure to make any payment or issue any Shares or Warrants when due; failure to deliver a notice of option commencement on or before November 15, 2011; failure by PFN to perform any term, covenant or condition of the initial option agreement with Alto; and failure to perform any material term, covenant or condition of the LA. All events of default are fully described in the LA, which has been filed by Next Gen on SEDAR and may be accessed at www.sedar.com.

After careful review and evaluation, PFN management felt it necessary that a separate company continue to advance the Destiny Gold Project with Alto.  Management’s primary concerns are that the Company is focused, and should remain focused, on advancing its flagship River Valley PGM Project in Sudbury, Ontario, and that undertaking the advancement of the Destiny Gold Project any further could create a situation that would increase share dilution to unacceptable and/or unworkable levels. Additionally, PFN’s management and technical teams are looking to continue the Company’s focus on exploration and development of platinum group metals (PGM).  As a result of this agreement with Next Gen, PFN will become a majority shareholder of Next Gen and will participate in the upside of Next Gen as it continues to advance the Destiny Gold Project.  The Destiny Gold Project is an NI 43-101 resource compliant project (see news release dated January 24, 2011).

As Harry Barr, the President, CEO and a director of PFN is also the President, CEO and a director of Next Gen; Linda Holmes, the Corporate Secretary and a director of PFN is also the Corporate Secretary and a director of Next Gen; John Londry, a director of PFN, is also a director of Next Gen, and John Oness is Vice President, Corporate Business Development, for both PFN and Next Gen, the common shares in PFN held by them will not be eligible to vote on this transaction at the upcoming annual general and special meeting to be held on September 7, 2011.  Messrs. Barr, Londry and Oness, and Ms. Holmes, collectively hold  directly or indirectly, in aggregate a total of 4,437,627 common shares of PFN, representing 4.72% of the outstanding common shares of PFN.

See the full news release dated August 8, 2011 attached as Schedule “A” hereto.

Item 6:	Reliance on subsection 7.1(2) of National Instrument 51-102:

If this Report is being filed on a confidential basis in reliance on subsection 7.1(2) or (3) of National Instrument 51-102, state the reasons for such reliance.

Not Applicable.

Item 7:	Omitted Information

Not Applicable

Item 8:	Executive Officer

Linda Holmes, Corporate Secretary Telephone: 250-404-0310 Facsimile: 604-685-6550

Item 9:	Date of Report

August 8, 2011